10026467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC

SEC FILE NUMBER
8 - 25936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wall Street Access

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Goetchius (212) 709-9453
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Arthur Goetchius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Access, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Arthur Goetchius
Signature

COO
Title

Gregory D. Vincovich
Notary Public STATE OF NY - NASSAU
01VI6213234 EXP. 11/2/13

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET ACCESS (a general partnership) AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

WALL STREET ACCESS (a general partnership) AND SUBSIDIARY

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Wall Street Access (a general partnership)

We have audited the accompanying consolidated statement of financial condition of Wall Street Access (a general partnership) and Subsidiary (collectively the "Partnership") as of December 31, 2009. This consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wall Street Access (a general partnership) and Subsidiary as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2010

WALL STREET ACCESS (a general partnership) AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	25,505,668
Cash, segregated for the exclusive benefit of customers		190,000
Securities owned, at fair value		443,046,539
Receivables from affiliates		517,057
Property and equipment, net		265,870
Commissions and fees receivable		945,096
Goodwill and intangible assets		2,092,808
Prepaid expenses and other assets		754,018
Total assets	$	473,317,056
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold, not yet purchased, at fair value	$	409,983,920
Accounts payable and accrued expenses		1,981,358
Employee compensation payable		4,141,303
Total liabilities		416,106,581
Partners' capital		57,210,475
Total liabilities and partners' capital	$	473,317,056

See accompanying notes to consolidated financial statements.

1. Nature of business

Wall Street Access ("WSA") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC (the "General Partners"). The General Partners are single-member LLCs owned by Wall Street Access, LLC. Wall Street Access, LLC is owned 80% by Wall Street Access Corporation and 20% by an unaffiliated third party. WSA provides securities research and brokerage execution to institutional customers and acts as a fixed income securities dealer to institutional customers and other broker-dealers. In addition, WSA is engaged in proprietary trading of securities for its own account. WSA's operating subsidiary Global Wealth Allocation Limited ("GWA") is a UK partnership that develops and licenses a program that rebalances the FTSE indexes.

WSA is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission (the "SEC"). WSA is a member of both the Financial Industry Regulatory Authority, Inc, ("FINRA") and the New York Stock Exchange, Inc. (the "NYSE").

2. Summary of significant accounting policies

Basis of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The financial position and results of operations of GWA have been consolidated due to the ability of WSA to exhibit control over the operations of GWA. Accordingly, the accompanying consolidated financial statements include the accounts of the WSA and GWA, (collectively the "Partnership"). All significant intercompany transactions and balances have been eliminated. A prior period adjustment of $1,483,520 was made to the beginning partners' capital to record losses of GWA that were incurred in previous years and not reflected on the books of the Partnership.

These consolidated financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Cash Equivalents

The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Comprehensive Income

The Partnership complies with GAAP which establishes rules for the reporting and display of comprehensive income and its components. This has no impact on the Partnership's net income or partners' capital. GAAP requires the Partnership's change in the foreign currency translation adjustment to be included in other comprehensive income.

2. Summary of significant accounting policies (continued)

Property and Equipment

Fixed assets and leasehold improvements are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

Valuation of Investments in Securities and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

2. Summary of significant accounting policies (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Partnership values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Partnership's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Fair value for many cash and OTC contracts are derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

OTC Derivative Contracts

OTC derivative contracts include option contracts related to equity prices.

Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross-currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Corporate and Foreign Bonds

The fair value of corporate and foreign bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate and foreign bonds are usually in Level 1 of the fair value hierarchy, since the Partnership is a market maker in these positions and they are trading in an active market. In instances where the trading volume is infrequent, they are categorized in Level 2 of the hierarchy.

Investments in Private Equity

The Partnership's investments in private equity consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by Partnership's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, and performance multiples, among other factors. These nonpublic investments are included in Level 3 of the fair value hierarchy.

Investments in Private Investment Companies

Investments in private investment companies are typically valued utilizing the net asset valuations provided by the underlying private investment companies and/or their administrators. Fund management considers subscription and redemption rights, including any restrictions on the disposition of the interest in its determination of fair value. Investments in private investment companies are included in Level 3 of the fair value hierarchy.

Revenue Recognition

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses on the consolidated statement of income and comprehensive income. Commission revenue and related commission expenses are recorded on a trade-date basis. The Partnership earns commissions as an introducing broker for the transactions of its customers and earns trading profits on fixed income securities.

Gains on securities trading are earned by the Partnership by making markets in high-grade corporate bonds and U.S. government agency securities.

Asset management revenue consists of fees collected from clients for management and servicing of their accounts and are recorded when earned and included in other income on the consolidated statement of income and comprehensive income.

Interest revenue represents the Partnership's participation in the net interest income on customer debit and credit balances through a clearing agreement with the Partnership's principal clearing broker. Interest income is recognized on an accrual basis. The Partnership also pays interest expense to its clearing broker to finance its inventory positions and earns coupon interest on these positions.

2. Summary of significant accounting policies (continued)

Revenue Recognition (continued)

Order flow rebates, earned from various brokers in exchange for routing trades to them for execution, are recorded on a trade-date basis and included in other income on the consolidated statement of income and comprehensive income.

Goodwill and Intangible Assets

In accordance with GAAP, goodwill and intangible assets with an indefinite useful life are not being amortized, but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized using the straight-line method over 20 years, the estimated useful life of the trademarks. The Partnership's goodwill and intangible assets arose from its purchase of Merger Insight, Inc. in 2001 by a wholly-owned subsidiary of its parent, Merger Insight, LLC. The net assets of Merger Insight, LLC were transferred to the Partnership in 2008. There were no impairments and no impairment loss was recorded during the year ending December 31, 2009.

Commission Expense

The Partnership ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). Amounts due under these agreements are included in cash, segregated for the exclusive benefit of customers on the consolidated statement of financial condition.

Income Taxes

No federal or state income taxes have been provided as the Partners are responsible for these payments. The Partnership is subject to certain local taxes including New York City unincorporated business tax.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Partnership files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally the Partnership is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to partners' capital as of January 1, 2009. Based on its analysis, the Partnership has determined that the adoption of this policy did not have a material impact on the Partnership's consolidated financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes payable, if assessed. No interest or penalties have been recognized as of and for the year ended December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Partnership are reported in the consolidated statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Noncontrolling Interests

Noncontrolling interests represent the ownership interests in the consolidated subsidiary held by entities or persons other than WSA. The Partnership records the noncontrolling interest at cost, adjusted for its pro-rata share of net income or loss of GWA. Effective January 1, 2009, GAAP requires losses applicable to the noncontrolling interest in a subsidiary which exceed the noncontrolling interest's capital of the subsidiary be recorded.

Foreign Currency Translation

In countries in which the Partnership operates, and the functional currency is other than the U.S. dollar, assets and liabilities are translated using published exchange rates in effect at the consolidated statement of financial condition date. Revenues and expenses and cash flows are translated using an approximate weighted average exchange rate for the year. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income. Accumulated other comprehensive income includes gains of approximately $13,000 from foreign currency translation for the year ended December 31, 2009.

3. Fair value measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Partnership's policies. The following table presents information about the Partnership's assets and liabilities measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Investments in common stocks, at fair value	$ 14,507,852	$ -	$ -	$ 14,507,852
Option contracts, at fair value		71,500		71,500
Investments in Corporate bonds, at fair value	236,456,334	8,753,253		245,209,587
Investments in U.S. Government backed securities, at fair value	177,653,402			177,653,402
Investments in private equity, at fair value			4,237,408	4,237,408
Investments in private investment companies, at fair value			1,366,790	1,366,790
	$ 428,617,588	$ 8,824,753	$ 5,604,198	$ 443,046,539
Liabilities				
Corporate bonds sold, not yet purchased, at fair value	$ 167,544,810	$ 7,729,066	$ -	$ 175,273,876
Option contracts, at fair value		73,852		73,852
U.S. Government backed securities sold, not yet purchased, at fair value	234,636,192			234,636,192
	$ 402,181,002	$ 7,802,918	$ -	$ 409,983,920

4. Derivative contracts (continued)

Options

The Partnership is subject to equity price risk in the normal course of pursuing its investment objectives. Option contracts give the Partnership the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Partnership is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Partnership is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Partnership considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

Volume of Derivative Activities

At December 31, 2009, the volume of the Partnership's derivative activities based on the number of contracts held, categorized by primary underlying risk, are as follows:

	Long exposure	Short exposure
Primary underlying risk	Number of contracts	Number of contracts
Equity price		
Options	110,000	93,500

Impact of Derivatives on the Consolidated Statement of Financial Condition and Consolidated Statement of Income and Comprehensive Income

The following table identifies the fair value amounts of derivative instruments included in the consolidated statement of financial condition as securities owned, at fair value or securities sold, not yet purchased, categorized by primary underlying risk, at December 31, 2009. The following table also identifies the net gain and loss amounts included in the consolidated statement of income and comprehensive income as Investment gains and losses, categorized by primary underlying risk, for the year ended December 31, 2009.

Primary underlying risk	Derivative assets	Derivative liabilities	Amount of gain (loss)
Equity price			
Options	$ 71,500	$ 73,852	$ (30,100)

5. Investments in certain entities that calculate net asset value per share

Fair value measurements of investments in certain entities that calculate net asset value per share are as follows:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity long/short hedge funds - domestic (a)	$ 2,347,166		monthly	30-60 days
Private Equity Funds (b)	$ 1,366,790	$ 1,258,000		
Equity long/short hedge funds- international (a)	$ 1,546,426		monthly	30-60 days
Arbitrage (c)	$ 343,816		monthly	30-60 days
	$ 5,604,198			

(a) This category includes investments in hedge funds both domestically and internationally that invest both long and short stocks. Management of the hedge funds has the ability to shift investments from value to growth strategies, from small to large capitalization stocks, and from a net long position to a net short position. The fair values of the investments in this category have been estimated using the net asset value per share of the investments.

(b) This category includes several private equity funds which invest in other funds. These investments can never be redeemed with the funds. Instead, the nature of these investments in this category is that distributions are received through the liquidation of the underlying assets of the respective fund. As of December 31, 2009, it is probable that all of the investments in this category will be sold at an amount different from the net asset value of the Partnership's ownership interest in the partners' capital. The majority of the fair value of these investments is calculated based on the General Partner's fair value of the underlying investee funds.

(c) This category includes investments in arbitrage funds. These investments take advantage of a price differential between two or more markets, striking a combination of matching deals that capitalize upon the imbalance. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The related investments are included in Level 3 of the fair value hierarchy in investments in private investment companies.

6. Property and equipment

Details of property and equipment at December 31, 2009 are as follows:

Furniture, fixtures and infrastructure	$	217,676
Computer and equipment		224,248
Leasehold improvements		750,946
Computer software		46,514
		1,239,384
Less accumulated depreciation and amortization		973,514
	$	265,870

Depreciation and amortization expense was approximately $210,000 for the year ended December 31, 2009.

7. Goodwill and intangible assets

In July 2001, an affiliated entity acquired the assets of Merger Insight, Inc. for approximately $3,800,000. The net assets were transferred to the Partnership in June 2008.

The following summarizes goodwill and intangible assets as of December 31, 2009:

Goodwill	$	1,747,808
Trademarks		600,000
Less accumulated amortization		(255,000)
		345,000
	$	2,092,808

Amortization expense of approximately $30,000 is included in depreciation and amortization for the year ended December 31, 2009. Estimated amortization expense for the next five years is $30,000 per annum.

8. Off-balance sheet risk

In the normal course of business, the Partnership enters into various transactions involving derivatives and other off-balance-sheet financial instruments.

Securities sold, not yet purchased, at fair value represent obligations of the Partnership to deliver the specified security at the contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, at fair value may exceed the amount recognized in the consolidated statement of financial condition.

The only derivatives the Partnership has are listed option contracts held for investment purposes. The credit risk for options is limited to the amount recorded in the consolidated statement of financial condition. Market risk is

8. Off-balance sheet risk (continued)

substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

The risk of customers' failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by the volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures. The Partnership indemnifies its clearing brokers, Goldman Sachs Execution & Clearing L.P. and Pershing LLC, against certain losses the clearing brokers may sustain from customer accounts introduced by the Partnership. As of December 31, 2009, there were no unsecured amounts related to these accounts that were owed to the clearing brokers.

At December 31, 2009, all principal securities positions were in possession or control of the clearing brokers with the exception of the private equity investments and limited partnership investments. Credit exposure may result in the event the clearing brokers are unable to fulfill their contractual obligations.

9. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Commitments and contingencies

The Partnership has a non-cancelable operating lease for office space which expires in October 2018 and entered into three other non-cancelable leases in 2009 expiring through 2015. Future annual minimum payments are as follows:

Year ending December 31,	
2010	$ 1,075,000
2011	1,158,000
2012	1,154,000
2013	1,154,000
2014	1,207,000
Thereafter	4,180,000
	$ 9,928,000

The Partnership entered into a new primary lease arrangement for office space starting November 2008. Under the terms of the lease, the Partnership is required to pay Consumer Price Index ("CPI") charges in the amount of $319,000, in monthly installments over the first five years of the lease. This amount has been accrued on the Partnership's books and is included in accounts payable and accrued expenses on the consolidated statement of financial condition as of December 31, 2009.

10. Commitments and contingencies (continued)

Consolidated rent expense for the year ended December 31, 2009 was approximately $1,060,000.

The Partnership has a sublease agreement for its office space, which expires on October 31, 2013. Rental income under this agreement was approximately $122,400, and is included in occupancy on the consolidated statement of income and comprehensive income. Future income associated with this lease is approximately $110,000 per annum through October 31, 2013.

The Partnership is involved in various claims and possible actions arising out of the normal course of business. It is the opinion of management, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the Partnership's consolidated financial statements.

11. Related party transactions

The Partnership has various receivables due from and payables due to related parties which largely represent reimbursements due for amounts received or paid on behalf of affiliated entities. All amounts represent cash transactions and have no impact on the results of operations of the Partnership.

As of December 31, 2009, the Partnership has receivables due from other affiliates of $517,057 for advances in the normal course of business. These amounts are included in receivables from affiliates in the consolidated statement of financial condition.

The Partnership has a service agreement with affiliated entities whereby the Partnership provides general and administrative services in return for a monthly fee. Approximately $163,000 is reported as a reduction to other expenses in the consolidated statement of income and comprehensive income related to this agreement.

The Partnership has an investment in three hedge funds that are associated with the Partnership. As of December 31, 2009, these investments total $207,000 and are reported in investment in private investment companies within securities owned, at fair value on the consolidated statement of financial condition. Certain administrative services are provided by the Partnership at no cost to the funds.

The Partnership has a $75,000 related party loan receivable outstanding, which is non-interest bearing and due on demand. The loan receivable is included in commissions and fees receivable on the accompanying consolidated statement of financial condition.

12. Concentration of revenue

During the year ended December 31, 2009, seven customers provided approximately 30% of total revenue with one customer providing approximately 12% and another with approximately 9% of total revenue.

13. Net capital requirements

As a registered broker-dealer, WSA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, WSA's net capital was approximately $34,464,000, which was approximately $33,556,000 in excess of its minimum requirement of approximately $908,000, which was calculated based on 6 2/3% of aggregate indebtedness.

14. Employee benefit plan

The Partnership sponsors a 401(k) plan (the "Plan") whereby all qualified employees are eligible to participate. The expense under the Plan for the year ended December 31, 2009 was $226,000. The Partnership may contribute to the Plan on a discretionary basis.

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the management and Partners of Wall Street Access (a general partnership)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by Wall Street Access (a general partnership) ("the Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Partnership compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Partnership's management is responsible for the Partnership compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an

opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2010

WALL STREET ACCESS (a general partnership) AND SUBSIDIARY

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Nine Month Period From April 1, 2009 Through December 31, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$ 67,695,877
General Assessments at .0025	$ 169,240
Payment Remitted with Form SIPC-4	(94,009)
Amount Due with Form SIPC-7T	$ 75,231